

February 10, 2011

Dan Crow
Vice President and Chief Financial Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

      Re: **Hastings Entertainment, Inc.**
             Form 10-K for the Fiscal Year Ended January 31, 2010
             Filed April 16, 2010
             File No. 000-24381

Dear Mr. Crow:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                 /s/ H. Christopher Owings

                 H. Christopher Owings
                 Assistant Director